TARCYN CORPORATION
                 2851 S. Parker Road, Suite 720
                     Aurora, Colorado 80014
                 COMMISSION FILE NUMBER 0-22607

                     INFORMATION STATEMENT

                          PURSUANT TO
                      SECTION 14(f) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND
                    RULE 14f-1 THEREUNDER


                         Introduction

     This Statement is being mailed on or about February 5, 1999 to holders of record on February 3, 1999 of the shares of Common Stock, no par value per share (the "Common Stock") of Tarcyn Corporation, a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about February 15, 1999.

           Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and CreditCo, Inc., a Delaware corporation ("CreditCo"), the Company has agreed to acquire all of CreditCo's issued and outstanding shares of common stock (collectively, the "CreditCo Stock") in exchange for an aggregate of 13,500,000 "restricted" shares of the Company's Common Stock (the "Transaction"). CreditCo, which does business under the tradename "MerchantOnline", provides electronic payment solutions for merchants that market and sell their products and services on the Internet. The Electronic-Commerce services (E-Commerce) provided by MerchantOnline include allowing merchants to accept credit cards, debit cards and online checks from customers in a secure, technologically advanced environment. MerchantOnline also markets related Internet services, including electronic shopping carts, web site development and hosting. It is the intention of the company to grow into a full service provider of Internet commerce services. The company is based in Boca Raton, Florida.

     As of the date of this Information Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of the proposed Transaction, the Company will undertake a forward split of its issued and outstanding common stock whereby three (3) shares of common stock will be issued in exchange for each share then outstanding, in order to establish the number of issued and outstanding common shares at closing to be 1,500,000. Accordingly, if all of the issued and outstanding shares of CreditCo Stock are exchanged for the Company's Common Stock, the holders thereof will own 90% of the Company's 15,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by CreditCo's management (see "Directors and Executive Officers and Related Transactions"). The Company will also change its fiscal year end from March 31 to October 31, in order to coincide the Company's fiscal year end with that of CreditCo.

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates,


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
but cannot assure, that the Agreement will be executed on or about February 15, 1999, with the closing to occur shortly thereafter.

                      Reason for Information Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

               Information Relating to the Company's Securities

     As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                           Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership

     Andrew I. Telsey                 325,000                    65%

     Darlene D. Kell                   25,000                     5%

      All Officers and                 350,000                    70%
       Directors as a
       Group (2 persons)
________________________

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                     Shares of
                                                   Common Stock
                                                 to be owned upon   Approximate
                                                  consummation of     Percent
Name and Address          Offices To Be Held        the Transfer      of Class
Tarek S. Kirschen         President, Director         8,100,000          54%
5390 214th Court South
Boca Raton, FL 33486

Steven E. Landau                   -                  4,050,000          27%
2 Winston Court
Dix Hills, NY 11746

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
                                                     Shares of
                                                   Common Stock
                                                 to be owned upon   Approximate
                                                  consummation of     Percent
Name and Address          Offices To Be Held        the Transfer      of Class
All Proposed Directors                                8,100,000          54%
and Officers as a
Group (1 person)
----------------------

     Mr. Kirschen is Mr. Landau's son-in-law.

               Directors and Executive Officers and Related Transactions

     The Directors and Officers of the Company as of the date of this report are as follows:

                Name                 Age               Position

          Andrew I. Telsey            45          President, Director

          Darlene D. Kell             52          Secretary, Director

Resumes:

     Andrew I. Telsey, President and a director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I. Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.

     Darlene D. Kell, Secretary. Ms. Kell has held her position with the Company since March 1996. Since September 1994, Ms. Kell has been employed as a paralegal and office manager for two attorneys located in Aurora, Colorado, including Mr. Telsey. Prior, from October 1993 to August 1994, Ms. Kell was employed as a paralegal/office manager for Wherry & Wherry, P.C., a law firm located in Denver, Colorado. From May 1993 to September 1993, Ms. Kell was self-employed, offering free-lance secretarial, paralegal and bookkeeping services in Denver, Colorado. Prior thereto, from January 1993 through May 1993, Ms. Kell was employed as a paralegal/office manager for A. Thomas Tenenbaum, P.C., Denver, Colorado and with Dihle & Co., P.C., Denver, Colorado, from July 1991 through December 1992. She devotes only such time as necessary to the business of the Company, which is not expected to exceed 10 hours per month.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

                Name                 Age               Position

          Tarek S. Kirschen           37          President, Director

     The Company has been advised by management of CreditCo that it intends to add additional directors shortly after consummation of the Transaction. However, as of the date of this Information Statement, no definitive arrangement in this regard has been made or agreed upon.

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

Resumes:

     Tarek S. Kirschen is a founder and has served as President and CEO of CreditCo, Inc. since its inception in November 1997. Mr. Kirschen is an entrepreneur with experience in marketing and management of technology-based companies. Prior, from May 1997 through November 1997, Mr. Kirschen was employed as President of Worldnetcard, Inc., Miami, Florida, a company which issued secure credit cards over the Internet. From January 1997 through April 1997, Mr. Kirschen was self-employed as a consultant to Net-Tel, Inc., Miami, Florida, a long distance telephone reseller. From February 1993 through December 1996, Mr. Kirschen was vice president of Marketing for Worldtel Saver, Inc., Miami, Florida, a company which sold pre-paid telephone calling cards. Mr. Kirschen is a member of the FISPA (Florida Internet Service Provider Association), ISOC (The Internet Society), and the Boca Raton Chamber of Commerce. In 1982, Mr. Kirschen graduated from Karlsruhe University, Karlsruhe, Germany.

Compensation

     During the last fiscal year, Mr. Kirschen drew 58,000 in salaries or other compensation. It is anticipated that Mr. Kirschen will commence to draw a salary of $125,000 per year following the closing of the Transaction proposed herein.

     CreditCo may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by the Company or CreditCo.

Related Party Transactions

     As of the date hereof, none of CreditCo, Inc.'s present directors, officers, 5% or greater shareholders or any affiliate thereof either individually or through ownership of a controlling interest in any company or other entity engages in business with CreditCo, Inc.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has two Directors. During the fiscal year ended March 31, 1998, the Directors held one meeting of the Board of Directors.

                Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended March 31, 1998, or subsequent thereto. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1998 fiscal year, or subsequent thereto.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

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
                         Section 16(a) Beneficial Ownership
                                Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  February 5, 1999.

                                TARCYN CORPORATION

                                s/Andrew I. Telsey

                                Andrew I. Telsey, President






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